[TIAA-CREF Letterhead]

May 1, 2008

VIA EDGAR AND FACSIMILE

Michael L. Kosoff, Esq.
Staff Attorney - Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	TIAA Real Estate Account
Amendment No. 1 to Registration Statement on Form S-1
(the “Registration Statement”) (File No. 333-149862)

Dear Mr. Kosoff:

      On behalf of the TIAA Real Estate Account (the “Registrant” or the “Account”), we are simultaneously with this letter filing Amendment No. 1 to the above-captioned Registration Statement (“Amendment No. 1”). The enclosed Amendment No. 1 is marked to reflect changes from the initial filing of the Registration Statement, which was filed on March 24, 2008 (the “initial filing”).

      Please note that most of the changes made were in response to your comments on the initial filing, as relayed to us via fax and U.S. mail on April 22, 2008. We have also made certain additional clarifying and updating changes since the initial filing, including adding historical financial statements for Teachers Insurance and Annuity Association of America (“TIAA”) and other Registrant-specific information relevant as of the date of filing Amendment No. 1.

      As soon as practicable following the filing of this letter and Amendment No. 1, each of the Registrant and TIAA-CREF Individual & Institutional Services, LLC (“Services”) will submit a request for acceleration of effectiveness of the Registration Statement, requesting the effectiveness of such Registration Statement to occur on May 1, 2008. The Registrant’s acceleration request will include the required “Tandy” representations.

      Set forth below are responses to the Staff's comments on the initial filing. Page number references are to Amendment No. 1.

1. Cover Page:

On the cover page, please include the footnote referenced in the “Amount of Registration Fee.”

The Registrant has added the necessary footnote to the fee table on the facing sheet of Amendment No. 1.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

2.	General Comments:

a.

Please consider providing increased and updated disclosure about the current market situation including the real estate market downturn, the potential adverse effects, if any, of any government intervention and/or the freezing of interest rates, etc.

The Registrant has carefully considered the Staff’s comment and believes that the updated disclosure contained in Amendment No. 1, including, without limitation, the disclosure contained in the “Risks” section starting on page 12 and on pages 51-53 within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) convey management’s view of the material risks, conditions and factors in the current real estate industry as applicable to the results of operations of the Account and the value of the Account’s securities.

b.

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contract or whether the company will primarily be responsible for paying out on any guarantees associated with the contract.

The Registrant supplementally confirms for the Staff that, aside from TIAA’s liquidity guarantee (which is only a guarantee of payment under the annuity contracts in the event the Account is unable to do so and is not a guarantee of the Account’s performance or of a particular accumulation unit value), there are no parent company, affiliated party or third-party guarantees, credit arrangements or “backstops” which inure to the benefit of the Account’s participant contract holders.

3.	Fee Table (p. 6)

Footnote 2 to the fee table states that you reserve the right to impose a fee on transfers to the account. Please include the maximum fee that may be imposed.

The Registrant supplementally advises the Staff that the TIAA contracts which offer the Account do not expressly reserve the right for TIAA to impose any fee (or a maximum fee) on transfers from the Account. At all times, the maximum annual expense deduction, including any transfer fees, may not exceed an annual rate of 2.50% of average net assets. If a transfer fee were to be imposed in the future, the Account would be obligated to approach the applicable state insurance commissioners to obtain any required approvals and in any event the Account would disclose such fee (together with all other material information relevant to such fee) in accordance with the Commission’s rules and regulations.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

4.	Risks (p. 12)

a.

Please include the risks associated with government securities (including the risk that some securities may not be backed by the full faith and credit of the U.S. government) and the risks associated with corporate bonds.

The Registrant has included disclosure responsive to the Staff’s request on page 21 of Amendment No. 1.

b.	With regard to foreign securities, please include a bullet point that discloses the risks of foreign regulation and political unrest.

The Registrant has included disclosure responsive to the Staff’s request on page 22 of Amendment No. 1.

5.	Liquidity Guarantee (p. 24)

	a.	Please explain supplementally whether there is a limit on TIAA’s investment in the Account or whether there is any limit to the guarantee.

The Registrant supplementally advises the Staff that there is no express limit on the level of TIAA’s investment in the Account (whether by dollar amount or by percentage ownership of Account accumulation units), should TIAA be obligated to purchase liquidity units. Further, there is no express dollar limit on TIAA’s guarantee obligation.

However, as disclosed on pages 26-28 of Amendment No. 1, the U.S. Department of Labor’s Prohibited Transaction Exemption (PTE 96-76) requires an independent fiduciary to maintain overall responsibility for, among other things, monitoring TIAA’s ownership in the Account. The independent fiduciary is authorized and directed, in its discretion and at the time it deems appropriate and necessary, to calculate a percentage of total accumulation units that TIAA’s ownership should not exceed. This does not occur, however, until after TIAA purchases Account units in order to provide liquidity to the Account, something that TIAA has never had to do. The percentage of total accumulation units that TIAA’s ownership cannot exceed is defined in PTE 96-76 as the “trigger point.” The Account cannot state with any certainty what that trigger point would be. Further, in accordance with the PTE and as disclosed in Amendment No. 1, the independent fiduciary has the right to approve and require adjustments in TIAA’s ownership level if TIAA’s investment in the Account reaches or exceeds the trigger point. Any such reduction in TIAA’s ownership level could be achieved by, among other means, the sale of properties then held by the Account.

	b.	Please confirm that the possibility of liquidity unit redemptions pose no material risk.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

Management supplementally confirms for the Staff that it believes that the possibility of TIAA needing to act on its liquidity guarantee and purchase liquidity units in the Account is not, as of the date hereof, a material risk for the Account.

6. Conflicts of Interest – Allocation Procedure (p. 25)

Please explain supplementally whether there are any guidelines or review of any informal resolutions to allocation conflicts.

The Registrant supplementally informs the Staff that the portfolio managers for the TIAA-CREF real estate accounts or funds attempt to resolve, as an initial step, allocation conflicts on a relatively informal basis, but there are guidelines associated with this step. In an attempt to resolve conflicts in the initial instance, TIAA’s Managing Director, Real Estate Portfolio Management will convene a meeting of portfolio managers within the TIAA-CREF Global Real Estate group (including the portfolio managers of the competing accounts or funds) in order to reach a resolution regarding the allocation of the transaction in question. At this stage, the criteria used to achieve a resolution parallels the criteria used by the special Allocation Committee (and as described on pages 25 and 26 of Amendment No. 1) to resolve conflicts, including an assessment of, among other things, (i) the appropriateness of a particular property to the investment style and strategy of the particular account, (ii) whether the property would be at a competitive disadvantage to properties owned by another account or fund in the subject market, (iii) the relative capital which that account or fund has available for investment and the period of time the account or fund has had cash available for investments, (iv) portfolio diversification and (v) liquidity requirements. Records of meetings to resolve conflicts in this manner are maintained with the records of the Allocation Committee. Only if a resolution through this procedure is unsuccessful will the formal TIAA Allocation Committee process (and in some cases, the rotation process) be applied.

7. Investments as of December 31, 2007 (p. 43)

Please explain supplementally why this section states there is a 12% increase in net investment income and capital appreciation when the chart on page 6 shows a 13.8% increase.

The Registrant supplementally informs the Staff that the chart on page 5 of Amendment No. 1, which shows annual return for the year ended December 31, 2007 as 13.80%, is different from net investment income (as disclosed in MD&A on page 43), which increased by 12% for the twelve months ended December 31, 2007 as compared to the net investment income for the twelve months ended December 31, 2006. The Account’s total return of 13.80% is a function of both the investment income and capital appreciation from the Account’s total investments. These returns are calculated daily, therefore the annual return is time weighted over the period, reflecting the change in both of its components. The 12% increase in net investment income is

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

calculated based on the difference between the net investment income as of December 31, 2006 and December 31, 2007, and does not take into account capital appreciation.

8. Outlook for 2008 (p. 51)

Please update this section if the outlook materially changes before the effectiveness date of this registration statement.

The Registrant notes the Staff’s comment and has made certain updating changes to the “Outlook” section of MD&A on pages 51-53 of Amendment No. 1.

9. Valuation of Real Estate Properties (p. 60)

Since the Account is valued daily and real estate appraisals take place quarterly, please explain how real estate is priced between valuations.

The Registrant has added summary clarifying disclosure on page 60 of Amendment No. 1 regarding how real estate is valued between the ordinary course quarterly appraisal cycle. In addition, the Registrant supplementally notes for the Staff that the regular quarterly appraisal process is conducted in a manner where individual property appraisals are scheduled to occur throughout the quarter therefore resulting in appraisal adjustments that happen regularly throughout the quarter and not on one specific day within the period.

10. Valuing Real Estate Investments (p. 67)

Please make it clear to the reader why there are two real estate valuation sections, here and on page 98, and why the procedures are not the same. (i.e., at purchase, p. 98 values real estate at purchase price; p. 110 values real estate at an appraised value.)

The “Valuation of Real Estate Properties” disclosure that is included on page 60 of Amendment No. 1 within the “Critical Accounting Policies” subsection of MD&A cites the Account’s historical policy with respect to accounting for the fair value of real estate properties. This policy was in place through December 31, 2007. The disclosure on page 67 of Amendment No. 1 under the heading “Valuing the Account’s Assets – Valuing Real Estate Investments” discloses the Account’s policy that is in effect as of and after January 1, 2008 for valuing real estate properties. The primary reason for the difference in procedures relates to the fact that the Account adopted changes to its procedures to reflect FAS 157 effective January 1, 2008 (as disclosed in Note 9 to the Account’s audited financial statements for the year ended December 31, 2007 on page 121 of Amendment No. 1). Therefore, the Account has updated the disclosure to reflect the new policy for valuing real estate properties upon purchase. The Registrant has added clarifying disclosure responsive to the Staff’s comment on pages 60 and 67 of Amendment No. 1.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

11. Starting Out (p. 76)

Account value is allocated to a money market account until the application is received. However, the money market account is not offered under this prospectus. Please confirm supplementally that the contract owner will receive the money market account’s prospectus. Please also summarize in one place when amounts may be invested in something other than the Real Estate Account (e.g., when the application is received in good order and when premiums are no longer accepted).

The Registrant supplementally confirms that each contract owner that has premiums invested in the CREF Money Market Account or any other default account or fund receives a prospectus relating to such account or fund. The Registrant has added clarifying disclosures in this section to highlight, among other things, that the default account is an account specified by the employer plan (which may be, but is not necessarily, the CREF Money Market Account). Further, the Registrant has added a summarizing paragraph of disclosure on page 77 of Amendment No. 1 in response to the Staff’s comment.

12. Your Right to Cancel (p. 78)

Please supplementally explain your use of the phrase “one or all” in reference to the amount being returned to the contract owner.

The Registrant supplementally notes that the phrase “some or all” referred to the fact that certain states require the return of the entire premium (regardless of losses which may have been incurred) to the party originally submitting the premiums, while other states only require the remittance of the accumulated value as of the date of cancellation (which can be less than the premium). The Registrant has clarified the disclosure on page 79 of Amendment No. 1.

13. Systematic Withdrawals or Transfers (p. 82)

Please explain whether the use of systematic withdrawals allows transfers to be made more often than quarterly.

Depending on whether an employer’s plan allows it, a systematic plan of periodic transfers or withdrawals may allow such activity to take place more often than quarterly. The Registrant has added clarifying disclosure to this effect on page 83 of Amendment No. 1.

14.	Possible Restrictions on Premiums and Transfers to the Account (p. 83)

	a.	Please clarify supplementally and explain why premiums are not returned to the investor if the premiums are not accepted.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

The Registrant supplementally informs the Staff that employers’ plans have restrictions, including under the Internal Revenue Code, on such plans’ rights to make distributions to participants. If the Account distributed premiums to the participants themselves, this would violate these restrictions. As such, a plan may specify that premiums shall be directed to a particular default account in the event the Account stops accepting premiums. If a plan does not so dictate, the CREF Money Market Account will serve as the default account.

b.	Please clarify supplementally what are the “default accounts.”

As noted in the response to Comment 14.a., the “default accounts” are those accounts or funds that are specified in advance by the employer’s plan to serve as the repository for premiums that otherwise would be allocated to the Account but for the Account restricting premiums and/or transfers.

15. Market Timing / Excessive Trading Policy (p. 83)

Disclosure on page 140 states that TIAA has discretion in applying its policy while page 141 states that TIAA applies its procedures uniformly and does not make exceptions. Please resolve this inconsistency.

The Registrant has clarified the disclosure with respect to the application of its excessive trading policy on page 84 of Amendment No. 1.

16. Income Options (p. 86)

Please explain if a contract owner can change his income option after the annuitization date. Also, please explain whether, if one elects the MDO option, he can then elect another option.

The Registrant supplementally confirms that a contract owner cannot change their income option after the annuitization date. Also, if a participant elects the MDO option, that participant can elect to convert the remaining MDO accumulation to a life annuity option prior to age 90. The Registrant has added clarifying disclosure to this effect on page 86 of Amendment No. 1.

17. Value of Annuity Units (p. 89)

The registrant reserves the right to change how annuity units are calculated. Please disclose that any such change will not reduce any contract owner’s benefit under this contract.

The Registrant supplementally notes that the right to change how annuity units are calculated only applies with respect to calculations made prior to the date of the participant’s annuitization. The Registrant has added disclosure on page 89 of Amendment No. 1 clarifying that any such

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

change will not reduce benefits following the time a participant’s annuity payout has been contractually established.

18. Amount of Death Benefit (p. 90)

Please confirm that the value of future benefits refers to the sum of all guaranteed payments and not the net present value of future payments.

The Registrant supplementally confirms that the value of all future benefits referenced in this section refers to the net present value of such payments. The Registrant has added clarifying disclosure to this effect on page 90 of Amendment No. 1.

19. Methods of Payment of Death Benefit (p. 90)

Please clarify supplementally who is the “annuity partner” and what rights do they have under the contract.

The Registrant supplementally confirms that the “annuity partner” is referring to the joint annuitant. That joint annuitant will have the right, among other things and under the terms of the applicable contract, to receive annuity payments when the other joint annuitant dies.

20. Financial Statements, Exhibits and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

The Registrant supplementally confirms that the TIAA audited statutory-basis financial statements, the condensed TIAA financial statements to be included in the prospectus, along with all exhibits required to be filed, are included with this pre-effective Amendment No. 1.

21. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosure it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant will include the required representations in its request for acceleration of the effectiveness of the Registration Statement.

* * * *

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
May 1, 2008

      If you have any questions, please call me at (704) 988-5507 or Stewart Greene at (212) 916-5954.

Very truly yours,

/s/ Keith F. Atkinson, Esq.
Keith F. Atkinson, Esq.

cc:	Stewart P. Greene, Esq.
Jeffrey S. Puretz, Esq.
Stephen M. Leitzell, Esq.